Exhibit 3.1
WHEELER REAL ESTATE INVESTMENT TRUST, INC.
ARTICLES OF AMENDMENT

Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended to provide that (a) at the Effective Time (as defined below), every six (6) shares of common stock, $0.01 par value per share, of the Corporation that were issued and outstanding immediately prior to the Effective Time shall be converted into and classified as one (1) issued and outstanding share of common stock, $0.06 par value per share, of the Corporation (the “Reverse Stock Split”), and (b) no fractional shares will be issued in connection with the Reverse Stock Split; rather, stockholders who would have otherwise been issued a fractional share of the Corporation’s common stock as a result of the Reverse Stock Split will instead receive a cash payment in lieu of such fractional share in an amount equal to the applicable fraction multiplied by the closing price of the Corporation’s common stock on Nasdaq on June 19, 2024 (as adjusted for the Reverse Stock Split).

SECOND: The foregoing amendment (the “Amendment”) was duly advised by the Board of Directors of the Corporation and duly approved by the stockholders of the Corporation in the manner and by the vote required by the Maryland General Corporation Law and the Charter. The manner in which the Amendment was advised and approved is set forth below.

(a)    At a meeting thereof duly held on March 5, 2024, the Board of Directors of the Corporation adopted resolutions that (i) set forth the Amendment, (ii) declared the Amendment advisable, and (iii) directed that the Amendment be submitted to the stockholders of the Corporation for consideration.

(b)    At a meeting thereof duly held on May 6, 2024, the stockholders of the Corporation approved the Amendment.

THIRD: The Amendment does not increase the authorized stock of the Corporation.

FOURTH: Immediately following the Effective Time of these Articles of Amendment, the Corporation’s Board of Directors intends to further amend the Charter pursuant to Section 2-605(a)(2) of the Maryland General Corporation Law to reduce the par value of the issued and outstanding shares of common stock outstanding at the Effective Time back down to $0.01 per share so that the per share par value and the aggregate par value of the issued and outstanding shares of common stock remain the same as they were immediately prior to the Reverse Stock Split.

FIFTH: These Articles of Amendment shall be effective (the “Effective Time”) at 5:00 p.m., Eastern Time, on June 18, 2024.

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IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed and acknowledged in its name and on its behalf by its Chief Executive Officer and President and witnessed and attested by its Secretary on this 13th day of June, 2024 and such persons acknowledged the same to be the act of said corporation, and that to the best of their knowledge, information and belief, all matters and facts stated herein are true in all material respects and that this statement is made under the penalties of perjury.

ATTEST:	WHEELER REAL ESTATE INVESTMENT TRUST, INC.
By: /s/ Ross Barr	By: /s/ M. Andrew Franklin
Name: Ross Barr	Name: M. Andrew Franklin
Title: Secretary	Title: Chief Executive Officer and President

[Signature Page to Articles of Amendment - Wheeler Real Estate Investment Trust, Inc.]